UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Miromatrix Medical Inc.

(Name of Subject Company)

Miromatrix Medical Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

60471P108

(CUSIP Number of Class of Securities)

Jeff Ross
Chief Executive Officer
6455 Flying Cloud Drive, Suite 107
Eden Prairie, MN 55344

(952) 942-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Steven C. Kennedy

Michael A. Stanchfield

Brandon A. Mason

Faegre Drinker Biddle & Reath LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402

(612) 766-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C relates solely to the below listed preliminary communications made before the commencement of a planned tender offer (the “Offer”) by Morpheus Subsidiary Inc. (“Purchaser”), a wholly owned subsidiary of United Therapeutics Corporation (“Parent”), to acquire all of the issued and outstanding shares of the common stock, par value $0.00001 per share, of Miromatrix Medical Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of October 29, 2023, by and among Parent, Purchaser, and the Company (the “Merger Agreement”). Upon the consummation of the Offer, Purchaser will merge with and into the Company (the “Merger”) pursuant to Section 251(h) of the Delaware General Corporation Law with the Company as the surviving corporation.

1.	Exhibit 99.1: Joint Press Release, dated October 30, 2023, issued by the Company and Parent (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed on October 30, 2023).
2.	Exhibit 99.2: Investor Frequently Asked Questions (FAQ)

Items #1 and #2 listed above were first used or made available on October 30, 2023. In addition, the information set forth under Items 1.01 and 9.01 of the Current Report on Form 8-K filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on October 30, 2023 (including all exhibits attached thereto) is incorporated herein by reference.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this filing regarding matters that are not historical facts are forward-looking statements. Words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “potential,” “projects,” “would,” and “future,” or similar expressions, are intended to identify forward-looking statements.

Forward-looking statements contained in this filing include, but are not limited to statements relating to: the timing of the consummation of the business combination transaction between Parent and the Company (the “Transaction”); the potential financial upside of the Transaction; Parent’s research and development pipeline, including its plans to address the shortage of transplantable organs; Parent’s expectation that the Transaction will help enhance its ability to achieve its organ manufacturing goals; the Company’s expectation that the Transaction will accelerate the development of its pipeline; Parent’s plan to innovate for the unmet medical needs of its patients and to benefit its other stakeholders, and its plan to provide a brighter future for patients through the development of novel pharmaceutical therapies and technologies that expand the availability of transplantable organs; and the ability of the Company’s technology platform, whether prior to or following the consummation of the Transaction, to address the availability of organs for patients in need. Each of these forward-looking statements involves substantial risks and uncertainties that could cause actual results to differ significantly from those expressed or implied by such forward-looking statements, including, without limitation, risks and uncertainties related to: the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the Company’s business and the price of the Company’s common stock; the failure to satisfy the conditions to the consummation of the Transaction, including the tender of a majority of the outstanding shares of the Company’s common stock; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effect of the announcement or pendency of the Transaction on the Company’s business relationships, operating results, and business generally; risks that the proposed Transaction disrupts current plans and operations of the Company or Parent and potential difficulties in the Company’s employee retention as a result of the Transaction; risks related to diverting management’s attention from the Company’s ongoing business operations; the outcome of any legal proceedings that may be instituted against the Company related to the merger agreement or the Transaction; the ability of Parent to successfully integrate the Company’s operations and technology after the Transaction closes; future research and development results, including preclinical and clinical trial results; the timing or outcome of FDA approvals or actions, if any and other risks and uncertainties, such as those described in periodic and other reports filed by Parent and the Company with the Securities and Exchange Commission, including their respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.

Any forward-looking statements are made based on the current beliefs and judgments of Parent’s and the Company’s management, and the reader is cautioned not to rely on any forward-looking statements made by Parent or the Company. Except as required by law, Parent and the Company do not undertake any obligation to update (publicly or otherwise) any forward-looking statement, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

The tender offer referenced in this filing has not yet commenced. This filing is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials described herein. The solicitation and offer to buy shares of the Company common stock will only be made pursuant to an offer to purchase and related tender offer materials that Parent intends to file with the SEC (collectively, the “Offer to Purchase”). At the time the planned tender offer is commenced, Parent and its acquisition subsidiary will file a Tender Offer Statement on Schedule TO and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY BOTH THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, IN EACH CASE, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related letter of transmittal, certain other tender offer documents, and the Solicitation/Recommendation Statement on Schedule 14D-9 will be made available to all stockholders of the Company at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Additional copies of the tender offer materials may be obtained for free by contacting Innisfree M&A Incorporated, the Information Agent for the tender offer, at (877) 456-3463 (toll free) or by email at info@innisfreema.com. Copies of the documents filed with the SEC by the Company may be obtained at no charge on the Company’s website at https://miromatrix.gcs-web.com/financial-information/sec-filings or by contacting the Company’s Investor Relation Contact at ir@miromatrix.com.

In addition to the Offer to Purchase, the related letter of transmittal and certain other tender offer documents, and the Solicitation/Recommendation Statement on Schedule 14D-9, the Company files annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public from commercial document-retrieval services at the SEC’s website at http://www.sec.gov.

Exhibit No.	Description

99.1	Joint Press Release, dated October 30, 2023, issued by the Company and Parent (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed on October 30, 2023).
99.2	Investor Frequently Asked Questions (FAQ)